Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

[The following quotes were added to Oracle’s website on September 29, 2005]

Unisys is an enterprise class client of Oracle’s ERP software, as well as a large user of PeopleSoft HR and Siebel CRM applications. We believe the acquisition of Siebel is an important move for Oracle and for the industry, and one that will help us provide seamless integration of our systems and applications to support our operations and clients around the world. — John Carrow, Unisys Chief Information Officer and Vice President of Worldwide Information Technology

“BearingPoint congratulates Oracle on their continued steps to deepen and broaden their enterprise software capabilities and further their industry focus through the acquisition of Siebel Systems. We believe the combination of Oracle and Siebel and their new plans for CRM fusion will further enhance our ability to better serve our mutual clients.”—Gail P. Steinel, Executive Vice President, Global Commercial Services Industry, BearingPoint, Inc.

“Companies seeking a leading edge CRM solution have for years been faced with a ‘best of breed’ choice versus an ‘enterprise suite’ choice. Oracle’s acquisition of Siebel allows companies to get the best of both worlds. This is good news for the marketplace and good news for consulting firms like Hitachi Consulting.”—Brian Johnson, Managing Vice President, Customer & Channel Solutions, Hitachi Consulting

“With the Siebel acquisition we continue to see great things happening at Oracle for business partners. It is an exciting time to be working with Oracle as a partner.”—Walt Zipperman, CEO, DAZ Systems, Inc.

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The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements:

This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.

Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

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